Report of Independent Accountants

To the Board of Directors of:

Institutional Daily Assets Fund

International Equity Portfolio

EAFE Equity Index Portfolio

Small Cap Index Portfolio

Liquid Assets Portfolio

Small Cap Portfolio

Equity 500 Index Portfolio

Tax Free Money Portfolio

Cash Management Portfolio

Treasury Money Portfolio

Quantitative Equity Fund Portfolio

Capital Appreciation Portfolio

NY Tax Free Money Portfolio

Institutional Treasury Assets Fund

BT PreservationPlus Portfolio - Unwrapped

BT PreservationPlus Portfolio - Wrapped

BT PreservationPlus Income Fund - Wrapped

Asset Management Portfolio

Asset Management II Portfolio

Asset Management III Portfolio

Small Cap Index Fund (Insurance Trust Funds)

EAFE Equity Index Fund (Insurance Funds)

Equity 500 Index (Insurance Trust Funds)

U.S. Bond Index Portfolio

Deutsche Global Equity Fund

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Institutional Daily Assets Fund, International Equity Portfolio, EAFE Equity Index Portfolio, Small Cap Index Portfolio, Liquid Assets Portfolio, Small Cap Portfolio, Equity 500 Index Portfolio, Tax Free Money Portfolio, Cash Management Portfolio, Treasury Money Portfolio, Quantitative Equity Fund Portfolio, Capital Appreciation Portfolio, NY Tax Free Money Portfolio, Institutional Treasury Assets Fund, BT Preservation Plus Portfolio Unwrapped, BT Preservation Plus Portfolio Wrapped, BT Preservation Plus Income Fund Wrapped, Asset Management Portfolio, Asset Management II Portfolio, Asset Management III Portfolio, Small Cap Index Fund (Insurance Trust), EAFE Equity Index Fund (Insurance Trust), Equity 500 Index (Insurance Trust), U.S. Bond Index Portfolio, Deutsche Global Equity Fund (the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of February 28, 2001. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 28, 2001:

  Count and inspection of all securities located in the vault of Deutsche Bank in New York;
  Reconciliation of the depository's position to the Funds;
  Confirmation of all securities held by institutions in book entry form The Federal Reserve Bank of New York, The Depository Trust Company, CREST, Servicio de Compensacion y Liquidacion (Spain), Necigef (Neitherlands), National Securities Depository Limited (India), Korea Securities Depository, Clearstream Banking AG and CCASS (Hong Kong), Taiwan Securities Central Depository (Taiwan);
  Confirmed all securities record-kept at banks with whom the Custodian and the Funds have contracted to provide sub-custodian services, including Banca Commerciale Italiana, Bancomer, S.A., Banco Espirito Santo S.A., Bank of Ireland Securities Services Limited, Bank Austria Creditanstalt AG, Citibank N.A., Citibank Budapest, Credit Suisse First Boston, Deutsche Bank Germany, Deutsche Bank Spain, Deutsche Bank Hong Kong, Deutsche Bank India, Deutsche Bank Korea, Deutsche Bank London, Deutsche Bank Amsterdam, Deutsche Bank Mumbai, Deutsche Bank Taiwan, Den Danske Bank Denmark, Den Norske Bank Norway, Euroclear Norway, Fortis Bank Belgium, Merita Nordbanken Group Finland, National Australia Bank Limited, National Nominees Limited, Banque Paribas, Royal Bank of Canada, Sumitomo Bank Limited, Svenska Handelsbanken Sweden, United Overseas Bank Malaysia.
  Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;
  Reconciliation of all such securities to the books and records of the Funds and the Custodian;
  Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Deutsche Bank records; and

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2001 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Baltimore, Maryland

June 4, 2001